News Release

Filed by Plains All American Pipeline, L.P. (1-14569)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Pacific Energy Partners, L.P. (1-31345)

Commission File No:  333-135712

Contacts:	Phillip D. Kramer	A. Patrick Diamond
	Executive Vice President and CFO	Director, Strategic Planning
	713/646-4560 – 800/564-3036	713/646-4487 – 800/564-3036

FOR IMMEDIATE RELEASE

Plains All American Announces
Record Date for Special Unitholder Meeting

(Houston – September 8, 2006) Plains All American Pipeline, L.P. (NYSE: PAA) announced today that it has set the close of business on September 18, 2006 as the record date for determining common unitholders entitled to receive notice of, and to vote at, the special meeting to be held to consider proposals to approve and adopt the merger agreement and approve the merger between Plains All American and Pacific Energy Partners, L.P. (NYSE: PPX).  PAA common unitholders will also be asked to approve the issuance of PAA common units to the common unitholders of Pacific Energy in connection with the merger. The times, dates and locations of the unitholder meetings will be announced at a later date.

In addition to the approval of the unitholders of Plains All American and Pacific Energy, the completion of the transaction remains subject to approvals of certain state utility commissions and other regulatory bodies. The Partnership anticipates closing the transaction during the fourth quarter of 2006.

Plains All American Pipeline, L.P. is engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other petroleum products, in the United States and Canada.  Through its 50% ownership in PAA/Vulcan Gas Storage LLC, the Partnership is also engaged in the development and operation of natural gas storage facilities.  The Partnership’s common units are traded on the New York Stock Exchange under the symbol “PAA.”  The Partnership is headquartered in Houston, Texas.

Investor Notice

Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing a preliminary joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction.  Investors and security holders are urged to read carefully these documents when they become available because they will contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger.  A definitive joint proxy statement/prospectus will (when finalized) be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov.  Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows:

Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders.  Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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